Marine Harvest Q2 2016 Presentation 18 August 2016 1

Forward looking statements Notes in report2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2015 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3 - Record high operational EBIT of EUR 149 million - Unprecedented prices on strong demand and reduced supply - Establishment of aquaculture shipping JV - Divestment of shares in Grieg Seafood - Quarterly dividend of NOK 3.20 per share - NOK 1.10 per share is related to the divestment of shares in Grieg Seafood

Key financials Notes in report4 Marine Harvest Group - main figures Unaudited EUR million Operational revenue and other income 832.1 767.3 1 641.6 1 502.6 3 121.1 Operational EBIT 1) 149.0 84.0 260.9 179.3 346.8 Cash flow from operations 213.3 85.2 363.4 146.4 233.3 Net interest-bearing debt (NIBD) 832.4 875.5 832.4 875.5 999.7 Underlying EPS (EUR) 2) 0.24 0.13 0.42 0.27 0.52 Net cash flow per share (EUR) 3) 0.50 0.14 0.72 0.11 0.01 Dividend declared and paid per share (NOK) 1.70 1.30 3.10 2.50 5.20 ROCE 4) 23.8% 9.8% 21.1% 12.3% 13.1 % Harvest volume (gutted weight tons salmon) 87 159 104 158 183 772 203 635 420 148 Operational EBIT - EUR per kg 5) - Total 1.71 0.81 1.42 0.88 0.83 Norway 2.12 1.22 1.99 1.37 1.37 Scotland 0.47 0.64 0.58 0.52 0.35 Canada 2.34 0.26 2.15 0.41 0.34 Chile -0.23 -0.53 -1.14 -0.64 -0.82 Q2 2016 Q2 2015 2015YTD Q2 2016 YTD Q2 2015

Salmon prices – weekly reference prices Prices up to week 31 in 20165 - Prices in Europe and Asia at record high levels - Improving prices in Americas 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 9 2012 2013 2014 2015 2016 US D pe r lbs (M iami an d S ea ttle ) EUR pe r kg (O slo ) Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Price achievement, contract & superior share 6 105% 117% 100% 111% 83% 83% 99% 105% 0% 20% 40% 60% 80% 100% 120% 140% Norwegian Scottish Canadian Chilean Q2 2015 Q2 2016 Contract share 52% 69% 0% 23% Superior 9 95 90 90

Operational EBIT comparison 7 149.0 0.2 71.6 2.8 -10.4 0.9 84.0 0 20 40 60 80 100 120 140 160 180 Op EBIT Q2 2015 Feed Farming Markets Consumer Products Other Op EBIT Q2 2016 EU R m illi on

Norway 8 - Good results in the quarter driven by record high prices - Contract share of 52% negatively impacted price achievement - High costs - Higher sea lice mitigation costs - Higher feed cost per kg harvested due to higher eFCR - Expect high costs also in the third quarter Operational EBIT Salmon of Norwegian Origin Q2 2016 vs Q2 2015 0 20 40 60 80 100 120 140 160 Op EBIT Q2 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q2 2016 Operational EBIT Salmon of Norwegian Origin Q2 2016 vs Q2 2015 SALMON OF NORWEGIAN ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT 113.9 77.9 Harvest volume (GWT) 53 743 64 036 Operational EBIT per kg (EUR) 2.12 1.22 - of which Feed 0.06 0.05 - of which Markets 0.18 0.10 - of which Consumer Products -0.03 0.08 Exceptional items incl in op. EBIT -18.7 -15.6 Exceptional items per kg (EUR) -0.35 -0.24 Price achievement/reference price 83% 105% Contract share 52% 33% Superior share 92% 90%

Norway: Sales contract portfolio Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities cover a large proportion of their sales exposure through third party end product contracts. 9 0 5 000 10 000 15 000 20 000 25 000 30 000 35 000 40 000 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Co nr ac ted volume s ( GW E t on s) Realised contract volumes last quarters Contracted volumes next quarters

Norway: Operational EBIT/kg per region Note: Including contribution from Sales and Marketing10 1.20 1.27 1.11 1.28 1.22 2.22 2.03 1.54 2.52 2.12 0.0 0.5 1.0 1.5 2.0 2.5 3.0 South West Mid North Total EUR pe r k g Q2 2015 Q2 2016 - ISA outbreak in one site in Region North. Will impact operational results negatively in Q3 2016 (approx EUR 8 million)

Scotland 11 - Results impacted by high contract share - Good spot price contribution - Losses at Rosyth plant impacted results of EUR 3.5 million - Prior biological challenges affected farming costs - Costs expected to remain high in the third quarter Operational EBIT Salmon of Scottish Origin Q2 2016 vs Q2 2015 0 4 8 12 16 Op EBIT Q2 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q2 2016 Operational EBIT Salmon of Scottish Q2 2016 vs Q2 2015 SALMON OF SCOTTISH ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT 5.0 7.9 Harvest volume (GWT) 10 809 12 351 Operational EBIT per kg (EUR) 0.47 0.64 - of which MH Markets 0.28 0.30 - of which MH Consumer Products -0.35 0.03 Exceptional items incl in op. EBIT 0.0 -0.4 Exceptional items per kg (EUR) 0.00 -0.03 Price achievement/reference price 83% 117% Contract share 69% 45% Superior share 95% 96%

Canada 12 - Record high operating results - Favorable price development and stable volumes - Higher costs expected in the third quarter Operational EBIT Salmon of Canadian Origin Q2 2016 vs Q2 2015 0 5 10 15 20 25 30 Op EBIT Q2 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q2 2016 Operational EBIT Salmon of Canadian Origin Q2 2016 vs Q2 2015 SALMON OF CANADIAN ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT 27.4 3.0 Harvest volume (GWT) 11 745 11 583 Operational EBIT per kg (EUR) 2.34 0.26 - of which MH Markets 0.08 0.10 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 -0.4 Exceptional items per kg (EUR) 0.00 -0.03 Price achievement/reference price 99% 100% Contract share 0% 0% Superior share 90% 91%

Chile Note: 1) Impairment charges and restructuring provision recognized in financial EBIT (after operational EBIT)13 - Increased prices during the quarter on reduced supply - Significant volume reduction due to the algal bloom - Negative effects of the algal bloom of EUR 3.8 million in the quarter - Announced restructuring of MH Chile initiated in the quarter - Impairment of fixed assets (EUR 19 million) and restructuring provision (EUR 2.2 million)(1) - Full cost in box USD 6.24 per kg (GWE) in the quarter (adjusted for algal bloom effect) - New regulations have major deficiencies Operational EBIT Salmon of Chilean Origin Q2 2016 vs Q2 2015 -10 -5 0 5 10 15 Op EBIT Q2 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q2 2016 Operational EBIT Salmon of Chilean Origin Q2 2016 vs Q2 2015 SALMON OF CHILEAN ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT -1.6 -7.0 Harvest volume (GWT) 7 076 13 240 Operational EBIT per kg (EUR) -0.23 -0.53 - of which MH Markets 0.57 0.25 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -3.8 3.1 Exceptional items per kg (EUR) -0.54 0.23 Price achievement/reference price 105% 111% Contract share 23% 17% Superior share 90% 90%

Ireland and Faroes 14 - High costs in Ireland (adverse weather and biological challenges) - Very good contribution from Marine Harvest Faroes in the quarter SALMON OF IRISH ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT 1.3 6.2 Harvest volume (GWT) 1 452 2 948 Operational EBIT per kg (EUR) 0.86 2.11 - of which MH Markets 0.00 0.00 - of which MH Consumer Products -0.09 0.06 Exceptional items incl in op. EBIT -0.2 -0.1 Exceptional items per kg (EUR) -0.11 -0.03 Price achievement/reference price na na Contract share 85% 90% Superior share 95% 94% SALMON OF FAROESE ORIGIN EUR million Q2 2016 Q2 2015 Operational EBIT 5.7 0.0 Harvest volume (GWT) 2 334 0 Operational EBIT per kg (EUR) 2.46 0.00 - of which MH Markets 0.05 0.00 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -0.3 0 Exceptional items per kg (EUR) -0.11 0.00 Pric achievement/reference price 92% 0% Contract share 0% 0% Superior share 84% 0%

Consumer Products 15 - High raw material prices negatively impacted costs - Strong demand in the German, UK, BeNeLux and Southern European markets - French salmon market continues to be challenging - Rosyth turnaround on track - Losses of EUR 3.5 million in the second quarter - Break-even is still expected in the third quarter CONSUMER PRODUCTS EUR million Q2 2016 Q2 2015 Operating revenues 325.1 264.4 Operational EBIT -4.8 5.5 Operational EBIT % -1.5% 2.1% Volume sold (tons product weight) 30 457 25 541 Exceptional items 0 0 Volume share salmon 78% 73% Revenue share salmon 80% 77%

Feed 16 - Good production level in the quarter - Production ambition of 320,000 tonnes in 2016 FEED EUR million Q2 2016 Q2 2015 Operating revenues 69.4 58.4 Operational EBIT 3.3 3.1 Operational EBIT % 4.7% 5.3% Feed sold volume 55 956 47 608 Feed produced volume 74 821 58 189 Exceptional items 0 0

Aquaculture shipping JV announces two newbuild contracts * after receiving a NOK 20 million grant from Innovation Norway17 - Type: 3,000 m3 multipurpose well boat - Destination: Canadian farming operations - Price: NOK 225 million, of which NOK 25 million relates to freshwater production - Delivery: Q3 2017 - Options: Three well boats - Type: Harvest vessel - Destination: Norwegian farming operations, Region South - Price: NOK 179 million* - Delivery: Q1 2018 - Options: One vessel - Capacity: Annual capacity to kill and transport approximately 40,000 GWT

Second Quarter 2016 Financials, Markets and Harvest Volumes 18

Profit and Loss

Marine Harvest Group EUR million	Q2 2016		Q2 2015	YTD Q2 2016		YTD Q2 2015	2015
Operational revenue and other income	**832.1**	*8%*	**767.3**	**1 641.6**	*9%*	**1 502.6**	**3 121.1**
Operational EBIT [1]	**149.0**	*78%*	**84.0**	**260.9**	*46%*	**179.3**	**346.8**
Change in unrealized internal margin	-1.7		0.8	1.2		2.1	-2.2
Unrealized salmon derivatives	5.1		1.1	1.4		-4.5	-12.5
Net fair value adjustment of biomass, onerous contracts	31.8		-77.7	105.7		-141.3	9.3
Restucturing costs	-2.1		-14.6	-4.6		-14.5	-15.2
Other non-operational items	1.3		2.5	1.3		2.5	2.4
Income from associated companies	16.2		0.7	26.5		2.1	23.4
Impairment losses - fixed assets	-19.0		-3.2	-19.1		-3.1	-6.8
EBIT	**180.5**		**-6.4**	**373.3**		**22.5**	**345.3**
Net financial items	-90.5		10.3	-118.8		34.1	-95.2
Earnings before tax	**90.0**		**3.8**	**254.4**		**56.7**	**250.1**
Profit or loss for the period	**42.5**		**4.3**	**170.5**		**44.1**	**158.3**
EPS (EUR)	0.09		0.01	0.38		0.10	0.36
Underlying EPS (EUR)	0.24		0.13	0.42		0.27	0.52
Net cash flow per share (EUR)	0.50		0.14	0.72		0.11	0.01
Dividend declared and paid per share (NOK)	1.70		1.30	3.10		2.50	5.20
Operational EBIT margin	17.9%		10.9%	15.9%		11.9%	11.1%
Harvest volume, HOG tons (salmonids)	87 159	*-16%*	104 158	183 772	*-10%*	203 635	420 148
Operational EBIT per kg incl margin from Sales and Marketing [2]	1.71		0.81	1.42		0.88	0.83
ROCE [3]	23.8 %		9.8 %	21.1 %		12.3 %	13.1 %

19

Notes in report

marineharvest

Financial position 20 Marine Harvest Group EUR million Non-current assets 2 138.9 2 165.9 2 134.9 Current assets 2 057.7 1 821.0 2 059.4 Assets held for sale 1.8 0.9 1.8 Total assets 4 198.4 3 987.9 4 196.1 Equity 1 921.5 2 031.3 1 895.6 Non-current liabilities 1 653.7 1 401.8 1 684.6 Current liabilities 623.2 554.8 615.9 Total equity and liabilities 4 198.4 3 987.9 4 196.1 Net interest-bearing debt 832.4 875.5 999.7 Equity ratio 45.8% 50.9% 45.2% 30.06.2016 30.06.2015 31.12.2015

Cash Flow and Net Interest Bearing Debt 21 Marine Harvest Group EUR million NIBD beginning of period -960.1 -866.5 -999.7 -1 032.6 -1 032.6 Operational EBITDA 184.4 119.5 332.0 249.2 486.6 Change in working capital 75.4 13.8 110.0 -32.4 -146.2 Taxes paid -48.5 -40.3 -74.5 -55.2 -68.3 Other adjustments 2.0 -7.9 -4.2 -15.2 -38.8 Cash flow from operations 213.3 85.2 363.4 146.4 233.3 Net Capex -50.4 -49.2 -91.4 -107.6 -210.3 Other investments 66.8 42.3 66.0 42.9 22.0 Cash flow from investments 16.4 -6.9 -25.4 -64.7 -188.3 Net interest and financial items paid -6.5 -7.0 -11.2 -21.0 -39.5 Other items -9.4 -22.0 -21.9 -31.9 -13.7 Bonds converted to equity 0.0 0.0 0.0 275.7 318.2 Dividend distributed -82.0 -68.3 -148.9 -124.7 -255.9 Translation effect on interest-bearing debt -4.0 10.1 11.4 -22.7 -21.1 NIBD end of period -832.4 -875.5 -832.4 -875.5 -999.7 Debt distribution 1): EUR 73% 69% 73% 69% 72% USD 13% 13% 13% 13% 13% GBP 1% 4% 1% 4% 4% Other currencies 13% 14% 13% 14% 11% 1) Debt distribution including effect of cross currency sw aps. Q2 2016 Q2 2015 YTD Q2 2016 2015YTD Q2 2015

2016 Cash Flow Guidance

- *Working capital buildup EUR ~30m*
  - Support further organic growth
- *Capital expenditures EUR ~190m*
  - Freshwater expansion projects EUR ~50m
- *Interest expenses EUR ~30m*
- *Tax payables EUR ~75m*

- *Long term NIBD target of EUR 1,050m*

- *Quarterly dividend in Q3 2016 of NOK 3.20 per share (repayment of paid in capital)*
  - NOK 1.10 per share is related to the divestment of shares in Grieg Seafood

- *EUR as reporting and functional currency commenced in the first quarter of 2016*

22

marineharvest

Overview financing 23 - EUR 805m Facility Agreement - Maturity – Q4 2019 - Covenants: - 35% equity ratio - Accordion option EUR 45m - Lenders: DNB, Nordea, Rabobank and ABN Amro - EUR 340m issued in November 2015 - Tenor 5 years, annual coupon 0.125%(1), conversion price EUR 15.7020 - EUR 375m issued in May 2014 - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 9.9226 - NOK 1,250m bond issued in March 2013 - Tenor 5 years, NIBOR + 3.5%

Supply development Note: Atlantic Salmon (GWE tons)24 - Global supply growth in the low end of expectations - Norway: As expected. Reduction caused by harvesting of smaller sized fish and biological challenges - Chile: Steeper decline than expected due to the fishermen’s protest. Algal bloom effecting volumes - Other regions in line with guidance Source: Kontali Estimated volumes Compared to Q2 2015 Est. volumes Suppliers Q2 2016 Q2 2015 Volume % Q1 2016 Norway 248 000 267 500 -19 500 -7.3% 243 700 Scotland 36 300 36 900 -600 -1.6% 31 900 Faroe Islands 17 500 17 500 0 0.0% 16 400 Ireland 2 900 4 100 -1 200 -29.3% 2 900 Total Europe 304 700 326 000 -21 300 -6.5% 294 900 Chile 95 200 118 600 -23 400 -19.7% 138 500 North America 38 400 38 600 -200 -0.5% 33 500 Total Americas 133 600 157 200 -23 600 -15.0% 172 000 Australia 11 900 10 700 1 200 11.2% 12 600 Other 4 900 5 200 -300 -5.8% 4 200 Total 455 100 499 100 -44 000 -8.8% 483 700

Development in reference prices Prices up to week 31 in 201625 Reference prices Q1 2016 Change vs Q1 2016 Change vs Market Q1 2015 NOK Q1 2015 Norway (1) EUR 6.15 31.9% NOK 58.58 43.9% Chile (2) USD 4.30 6.7% NOK 37.04 18.5% Chile, GWE (3) USD 4.36 9.8 N K 37.58 22.0 North America (4) USD 2.92 17.3% NOK 25.21 30.4% North A erica, GWE (3) USD 5.82 19.5 N K 50.17 32.8 Notes: (1) NASDAQ average superior GWE/kg (gutted weight equivalent) (2) Urner Barry average D trim 3-4 lbs FOB Miami (3) Reference price converted back-to-plant equivalent in GWE/kg (4) Urner Barry average GWE 10-12 lbs FOB Seattle Reference prices Q2 2016 Change Q2 2016 Change vs Market Q2 2015 NOK Q2 2015 Norway (1) EUR 6.85 54.8 NOK 63.89 68.5% Chile (2) USD 5.32 42.7 NOK 43.91 51.9% Chile, GWE (3) USD 5.74 63.1% NOK 47.37 73.6% North America (4) USD 3.28 43.2% NOK 27.11 52.4% North America, GWE (3) USD 6.83 47.2% NOK 56.37 56.7% 0 1 2 3 4 5 6 7 0 1 2 3 4 5 6 7 8 9 2012 2013 2014 2015 2016 US D pe r lbs (M iami an d S ea ttle ) EUR pe r kg (O slo ) Reference price Norway EUR (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Global volume by market

Markets	Estimated volumes Q2 2016	Q2 2015	Compared to Q2 2015 Volume		%	Est. volumes Q1 2016	12 month comparison LTM	PTM	%
EU	226 200	234 900	-8 700	↓	-3.7%	222 800	970 800	951 700	2.0%
Russia	13 600	25 700	-12 100	↓	-47.1%	20 100	88 300	116 600	-24.3%
Other Europe	16 700	19 700	-3 000	↓	-15.2%	17 300	76 500	85 600	-10.6%
Total Europe	**256 500**	**280 300**	**-23 800**	↓	**-8.5%**	**260 200**	**1 135 600**	**1 153 900**	**-1.6%**
USA	96 800	95 900	900	↑	0.9%	103 300	388 000	351 300	10.4%
Brazil	17 600	21 000	-3 400	↓	-16.2%	27 600	96 100	93 900	2.3%
Other Americas	23 800	24 700	-900	↓	-3.6%	24 300	108 600	104 800	3.6%
Total Americas	**138 200**	**141 600**	**-3 400**	↓	**-2.4%**	**155 200**	**592 700**	**550 000**	**7.8%**
China / Hong Kong	20 000	19 100	900	↑	4.7%	19 400	78 900	75 800	4.1%
Japan	12 400	10 700	1 700	↑	15.9%	14 800	59 800	51 400	16.3%
South Korea / Taiwan	10 600	10 900	-300	↓	-2.8%	11 000	44 600	43 700	2.1%
Other Asia	17 600	13 900	3 700	↑	26.6%	20 000	73 100	68 400	6.9%
Total Asia	**60 600**	**54 600**	**6 000**	↑	**11.0%**	**65 200**	**256 400**	**239 300**	**7.1%**
All other markets	22 400	21 300	1 100	↑	5.2%	24 100	99 600	88 900	12.0%
Total	**477 700**	**497 800**	**-20 100**	↓	**-4.0%**	**504 700**	**2 084 300**	**2 032 100**	**2.6%**
Inflow to US from Europe	21 100	19 000	2 100	↑	11.1%	19 200	81 300	71 800	13.2%
Inflow to EU from Chile	12 700	8 700	4 000	↑	46.0%	17 100	47 800	41 600	14.9%

- *Strong underlying demand globally*
- *Europe: Key markets (UK, Germany, Southern Europe) continue to show strong demand*
- *Russia negatively impacted by high salmon prices*
- *Strong growth in Asia*

Source: Kontali
Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

26

marineharvest

Industry supply outlook:
Guidance of declining growth of -8% to -6% for 2016

GWE tonnes (thousands)	2013	2014	2015	2016	Estimates 2016			
					Low	Y/Y growth	High	Y/Y growth
Norway	1 029	1 079	1 111	1 068	1 058	-5%	1 077	-3%
UK	142	153	150	150	148	-1%	153	2%
Faroe Islands	65	74	69	72	71	2%	74	7%
Total Europe	**1 237**	**1 307**	**1 330**	**1 290**	**1 276**	**-4%**	**1 304**	**-2%**
Chile	421	525	532	420	414	-22%	426	-20%
North America	122	107	140	143	141	1%	146	4%
Total Americas	**543**	**632**	**672**	**563**	**556**	**-17%**	**571**	**-15%**
Other	58	66	82	82	81	-1%	84	2%
Total	**1 837**	**2 005**	**2 083**	**1 936**	**1 913**	**-8%**	**1 958**	**-6%**

GWE tonnes (thousands)	Q3 2013	Q3 2014	Q3 2015	Q3 2016	ESTIMATES Q3 2016			
					Low	Q/Q growth	High	Q/Q growth
Norway	258	277	274	270	266	-3%	274	0%
UK	39	43	44	40	38	-12%	41	-5%
Faroe Islands	15	17	17	17	16	-4%	17	5%
Total Europe	**312**	**337**	**334**	**326**	**320**	**-4%**	**333**	**0%**
Chile	100	129	128	92	90	-30%	95	-26%
North America	30	28	35	35	34	-4%	36	2%
Total Americas	**130**	**157**	**163**	**127**	**123**	**-24%**	**130**	**-20%**
Other	15	18	22	21	20	-7%	22	0%
Total	**457**	**512**	**519**	**474**	**463**	**-11%**	**485**	**-7%**

GWE tonnes (thousands)	Q4 2013	Q4 2014	Q4 2015	Q4 2016	ESTIMATES Q4 2016			
					Low	Q/Q growth	High	Q/Q growth
Norway	309	301	310	306	301	-3%	311	1%
UK	41	36	41	42	41	1%	43	6%
Faroe Islands	18	23	23	22	21	-7%	23	0%
Total Europe	**368**	**360**	**373**	**370**	**363**	**-3%**	**377**	**1%**
Chile	116	138	152	94	91	-40%	97	-36%
North America	29	31	37	37	36	-3%	38	3%
Total Americas	**144**	**169**	**188**	**131**	**127**	**-33%**	**135**	**-28%**
Other	15	19	23	22	21	-6%	23	0%
Total	**527**	**547**	**584**	**523**	**511**	**-13%**	**535**	**-8%**

- *2016 guidance: -8% to -6%*
- *2017: Kontali expects 3% growth*
  - Europe: +4%
  - Americas: 0%

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

27
marineharvest

MHG 2016 volume guidance Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algal blooms etc. and market developments. 28 - 2016 reduced guidance from 414,000 tons GWE to 400,000 tons GWE - Norway reduced by 9,000 tons (low growth due to treatment starvation) - Scotland reduced by 5,000 tons (low growth due to treatment starvation) Salmon species 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 2016 GWE tons (1000) Actual Actual Actual Actual Actual Actual Actual Actual Guidance Guidance Guidance Norway 258 65 64 59 67 255 54 54 63 82 253 Chile 68 16 13 18 15 62 15 7 7 7 36 Canada 27 10 12 9 9 40 12 12 9 12 44 Scotland 49 7 12 17 14 50 13 11 10 16 49 Other Units 18 1 3 3 6 13 3 4 5 6 18 Total 419 99 104 106 111 420 97 87 94 122 400

Outlook 29 - Market balance expected to be tight in 2016 (negative supply growth) - Future prices (NASDAQ) next twelve months have increased to EUR 6.4 per kg (NOK 59 per kg) - Strong consumer demand in Europe and Asia - New Chilean regulations have major deficiencies - Aquaculture shipping joint venture to influence the supply chain - Reduce cost and improve biology - Quarterly dividend of NOK 3.20 per share (repayment of paid in capital) - NOK 1.10 per share is related to the divestment of shares in Grieg Seafood

Appendix 30

Dividend policy 31 - The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company - To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis - When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends - Long term NIBD target of EUR 1,050m - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg) - Residual attributed to non-farming businesses

Contract coverage and sales contract policy 32 - Q3 2016 contract shares (% of guided volume): - Norway 41% - Scotland 67% - Canada 0% - Chile 25% - Contracts typically have a duration of 3-12 months - Contracts are entered into on a regular basis - Policy opens for contracts of up to 48 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 40.0% 100.0 % Faroes 0.0% 30.0 % Notes: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Quarterly segment overview

EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
FARMING	102.4	5.8	26.5	-5.6	1.4	5.6		136.0
SALES AND MARKETING								
Markets	9.6	3.0	1.0	4.0	0.0	0.1	0.0	17.8
Consumer Products	-1.5	-3.8	0.0	0.0	-0.1	0.0	0.5	-4.8
SUBTOTAL	**110.6**	**5.0**	**27.4**	**-1.6**	**1.3**	**5.7**	**0.5**	**149.0**
Feed	3.3							3.3
Other entities [2]							-3.2	-3.2
TOTAL	**113.9**	**5.0**	**27.4**	**-1.6**	**1.3**	**5.7**	**-2.7**	**149.0**
Harvest volume (GWT, salmon)	53 743	10 809	11 745	7 076	1 452	2 334		87 159
Operational EBIT per kg (EUR) [3] - total Group	2.12	0.47	2.34	-0.23	0.86	2.46		1.71
- of which Feed	0.06	0.00	0.00	0.00	0.00	0.00		0.04
- of which Markets	0.18	0.28	0.08	0.57	0.00	0.05		0.20
- of which Consumer Products	-0.03	-0.35	0.00	0.00	-0.09	0.00		-0.06
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	83%	83%	99%	105%	n/a	92%		87%
Contract share (%)	52%	69%	0%	23%	85%	0%		44%
Quality - superior share (%)	92%	95%	90%	90%	95%	84%		92%
Exceptional items included in Operational EBIT	-18.7	0.0	0.0	-3.8	-0.2	-0.3		-22.9
Exceptional items per kg (EUR)	-0.35	0.00	0.00	-0.54	-0.11	-0.11		-0.26
GUIDANCE								
Q3 2016 harvest volume (GWT)	63 000	10 000	9 000	7 000	3 000	2 000		94 000
2016 harvest volume (GWT)	253 000	49 000	44 000	36 000	8 000	10 000		400 000
Q3 2016 contract share (%)	41%	67%	0%	25%	85%	0%		39%

33

marineharvest

YTD segment overview

EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN YTD							
OPERATIONAL EBIT								
FARMING	187.5	17.3	46.1	-32.7	-1.2	9.4		226.4
SALES AND MARKETING								
Markets	18.2	6.7	4.1	7.2	0.0	0.2	0.0	36.4
Consumer Products	4.3	-10.5	0.0	0.0	-0.1	0.0	0.9	-5.4
SUBTOTAL	**209.9**	**13.6**	**50.2**	**-25.5**	**-1.3**	**9.6**	**0.8**	**257.3**
Feed	4.9							4.9
Other entities [2]							-1.3	-1.3
TOTAL	**214.8**	**13.6**	**50.2**	**-25.5**	**-1.3**	**9.6**	**-0.5**	**260.9**
Harvest volume (GWT, salmon)	107 727	23 429	23 296	22 460	2 863	3 997		183 772
Operational EBIT per kg (EUR) [3] - total Group	1.99	0.58	2.15	-1.14	-0.47	2.41		1.42
- of which Feed	0.05	0.00	0.00	0.00	0.00	0.00		0.03
- of which Markets	0.17	0.29	0.18	0.32	0.01	0.05		0.20
- of which Consumer Products	0.04	-0.45	0.00	0.00	-0.05	0.00		-0.03
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	90%	85%	100%	98%	n/a	97%		91%
Contract share (%)	55%	59%	0%	9%	84%	0%		38%
Quality - superior share (%)	93%	93%	89%	88%	91%	85%		92%
Exceptional items included in Operational EBIT	-36.8	0.2	0.0	-13.3	-2.0	-0.5		-52.4
Exceptional items per kg (EUR) [5]	-0.34	0.01	0.00	-0.59	-0.69	-0.12		-0.29
GUIDANCE								
Q3 2016 harvest volume (GWT)	63 000	10 000	9 000	7 000	3 000	2 000		94 000
2016 harvest volume (GWT)	253 000	49 000	44 000	36 000	8 000	10 000		400 000
Q3 2016 contract share (%)	41%	67%	0%	25%	85%	0%		39%

34

marineharvest

Quarterly segment overview

MH Operating Units			FARMING				MH Sales and Marketing					
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Consumer Products	MH Feed	Other	Elim	Group*
Revenues and other income	309.2	61.9	72.6	39.6	11.1	14.2	654.3	325.1	69.4	4.9	-730.2	832.1
Operating EBITDA	114.8	10.0	29.3	-0.7	2.2	6.1	18.8	0.8	5.4	-2.2	0.0	184.4
Operating EBIT	102.4	5.8	26.5	-5.6	1.4	5.6	17.8	-4.8	3.3	-3.2	0.0	149.0
Fair Value adj on biomass, contracts/ unrealised derivatives	22.2	7.3	-11.5	9.9	3.4	5.1	0.0	-4.6	0.2	5.0	0.0	36.9
Unrealized margin adjustment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-1.7	-1.7
Restructuring cost	0.0	0.1	0.0	-2.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-2.1
Other non-operational items	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Income/loss from associated companies	16.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.2
Write-down of fixed assets/intangibles	0.0	0.0	0.0	-18.8	0.0	0.0	-0.2	0.0	0.0	0.0	0.0	-19.0
EBIT	141.9	13.2	15.0	-16.7	4.8	10.7	17.6	-9.4	3.4	1.8	-1.7	180.5
Contribution to operational EBIT from S&M	8.2	-0.7	1.0	4.0	-0.1	0.1	-17.8	4.8		0.5		0.0
Contribution to operational EBIT from Feed	3.3								-3.3			
Operational EBIT incl contribution from S&M	113.9	5.0	27.4	-1.6	1.3	5.7	0.0	0.0	0.0	-2.7	0.0	149.0
Harvest / sales volume	53 743	10 809	11 745	7 076	1 452	2 334	0	30 457	55 956			
Operational EBIT/kg incl contribution from S&M (EUR)	2.12	0.47	2.34	- 0.23	0.86	2.46						1.71
-of which S&M	0.15	- 0.07	0.08	0.57	- 0.09	0.05						0.15
-of which Feed	0.06											0.04

*Volume = harvested volume salmon in tonnes gutted weight

35

marineharvest

Development in harvest volumes

	2010	2011	2012	2013	2014					2015					2016E				
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3E	Q4E	Total
Norway	202.5	217.5	255.3	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	58.9	66.6	254.8	54.0	53.7	63.0	82.3	253.0
Chile	10.6	26.0	40.2	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	18.4	14.8	62.5	15.4	7.1	7.0	6.5	36.0
Canada	33.5	33.9	40.2	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	8.7	9.4	40.1	11.6	11.7	9.0	11.7	44.0
Scotland	33.1	50.2	40.3	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.6	14.1	50.1	12.6	10.8	10.0	15.6	49.0
Other (1)	16.0	15.3	16.3	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.4	5.7	12.7	3.1	3.8	5.0	6.1	18.0
Total	295.7	342.8	392.3	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	106.0	110.6	420.1	96.6	87.2	94.0	122.2	400.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2010	2011	2012	2013	2014					2015					2016E				
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3E	Q4E	Total
Norway	0%	7%	17%	-13%	17%	28%	21%	2%	16%	18%	-7%	-8%	-5%	-1%	-17%	-16%	7%	23%	-1%
Chile	-71%	146%	55%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	10%	-11%	-7%	-4%	-47%	-62%	-56%	-42%
Canada	-8%	1%	19%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	23%	38%	50%	10%	1%	4%	25%	10%
Scotland	-12%	51%	-20%	20%	9%	37%	0%	-46%	1%	-32%	-32%	21%	121%	3%	77%	-12%	-40%	10%	-2%
Other (1)	7%	-4%	7%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-38%	6%	-29%	399%	28%	47%	8%	42%
Total	-10%	16%	14%	-12%	15%	44%	33%	2%	22%	8%	-9%	-1%	5%	0%	-3%	-16%	-11%	11%	-5%

Notes:

(1) Ireland and the Faroes

36

marineharvest

0 50 100 150 200 250 300 2008 2009 2010 2011 2012 2013 2014 2015 2016E EUR m illi on Net capital expenditure guidance 37 Maintenance level

Net working capital guidance 38 -100 -50 0 50 100 150 200 250 2008 2009 2010 2011 2012 2013 2014 2015 2016E W ork ing cap ita l ti e- up (EUR m illi on )

Guidance on financial commitments and cost of debt 39 0 20 40 60 80 100 120 2011 2012 2013 2014 2015 2016E EUR m ill io n Interest expenses Contractual repayments

Nova Sea 40 - Leading integrated salmon producer in Northern Norway - 33.33 wholly owned licenses - 4 partly owned licenses - Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings - 2015 dividends of NOK 200m (paid in Q2-16) - Marine Harvest’s direct share NOK ~86m - Proportion of income after tax reported as income from associated companies in Marine Harvest Norway - EUR 15.3m in Q2 2016 - IFRS adjustment of biomass EUR 3.8m NIBD EURm Ownership % 2014 2015 Q2 2015 Q2 2016 2014 2015 Q2 2015 Q2 2016 Q2 2016 Nova Sea 48 38 739 37 422 8 715 10 775 1.47 1.57 1.44 3.11 20.2 Harvest volume (GWE) EBIT per kg EUR

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) (1)

CURRENCY	DEBT 30/06/2016(2)	2016		2017		2018		2019		2020		2021		2022	
		Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)	Nominal value	Fixed rate(3)
EUR m	647.3	797.4	0.94%	938.0	1.21%	1 226.1	1.80%	1 296.5	2.50%	716.6	1.24%	380.0	2.20%	-	0.00%
USD m	149.0	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	5.2	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (EUR m)	134.8														

Market value of IRS contracts in MEUR (30/06/16):	-100.9
Mark to market valuation effect in Q2(4):	-7.9
Difference in fixed vs floating rate settled in cash in Q2	-2.0

Notes:

(1) MHG choses March as the starting month for all new interest hedging contracts

(2) Debt at book value after taking cross currency swaps into account

(3) Financing margin not included

(4) Quarterly change in market value booked against P/L

- *External interest bearing debt is distributed as follows: EUR 73%, USD 13%, GBP 1%, other currencies 13%.*
- *Policy: Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged*

41 marineharvest

Hedging and long term currency exposure 42 POLICY - EUR/NOK - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CAD - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CLP - Marine Harvest shall not hedge the USD/CLP exposure - Internal transaction hedging relating to bilateral sales contracts - All bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and EUR - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Strategic currency hedging 43 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate 2016 99.6 8.99 14.4 1.32 2017 199.2 9.40 28.8 1.32 2018 99.6 9.63 3.6 1.35 P/L effect of contracts maturing in Q2 0.9 (MEUR) MEUR Market value 31/03/2016 -8.4 Change (1) 4.9 Market value 30/06/2016 -3.5 EUR/NOK USD/CAD DESIGNATED MARKET CURRENCIES Norway hile Canada Scotland Feed VAP Morpol Faroes Asia EUR USD USD USD GBP EUR EUR EUR EUR

Tax losses carried forward (YE 2015) Details are available in the 2015 Annual Report44 - Most of the deferred tax assets have not been recognised on the statement of financial position - The NOL’s will be used to offset taxable profit in the countries going forward - The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Marine Harvest Group 31.12.2015 EUR million USA 7.6 0.0 7.6 Poland 16.3 1.2 17.5 France 5.5 44.3 49.8 Germany 1.0 0.0 1.0 Chile 3.2 72.0 75.2 Italy 0.0 0.4 0.4 Taiwan 0.0 2.0 2.0 China 0.4 0.0 0.4 Other 0.1 0.0 0.1 Total 34.1 119.9 154.0 Reference is made to note 15 Taxes in the annual report 2015. Recognised Unrecognised Total